A KW 4/21/2014

14049945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-43278

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mutual of America Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	New York	
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 21 2014
REGISTRATIONS BRANCH
13

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Miseo 212-224-1879
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
[redacted]
REGISTRATIONS BRANCH
13

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MUTUAL OF AMERICA SECURITIES CORPORATION

(a Wholly Owned Subsidiary of Mutual of America Holding Company, Inc., which is a wholly owned subsidiary of Mutual of America Life Insurance Company)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

CONTENTS OF REPORT

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Mutual of America Securities Corporation:

We have audited the accompanying statement of financial condition of Mutual of America Securities Corporation (a Delaware corporation and a wholly owned subsidiary of Mutual of America Holding Company, Inc., which is a wholly owned subsidiary of Mutual of America Life Insurance Company), as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the "financial statement").

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial condition referred to above presents fairly in all material respects, the financial position of Mutual of America Securities Corporation as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 24, 2014

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

ASSETS:		
Cash and cash equivalents	$	139,889
Money market investment		3,340,171
Deferred income taxes		7,448
Due from affiliates		1,251,886
Other assets		5,115
Total assets	$	4,744,509

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Current income tax payable	$	14,957
Due to affiliates		65,603
Total liabilities		80,560
STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value, 3,000 shares authorized, issued and outstanding		3,000
Additional paid-in capital		11,481,677
Accumulated deficit		(6,820,728)
Total stockholder's equity		4,663,949
Total liabilities and stockholder's equity	$	4,744,509

The accompanying notes are an integral part of the statement of financial condition.

1. ORGANIZATION

Mutual of America Securities Corporation (the "Company") was established on June 29, 1990, pursuant to Delaware General Corporation Law. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Mutual of America Holding Company, Inc. (the "Corporation"), which is a wholly owned subsidiary of Mutual of America Life Insurance Company ("Mutual of America").

The Company operates as an introducing broker on behalf of affiliated companies with respect to transactions in listed and over-the-counter equity securities. The Company also acts as the distributor for the Mutual of America Institutional Funds, Inc. series of mutual funds.

The Company's sole customers include Mutual of America, its affiliates and sponsored funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash equivalents consist of short-term investments, which are liquid securities with a maturity of three months or less when acquired.

Investments

The Company's portfolio consists of an investment in a money market fund, which is carried at fair value. The money market fund is sponsored by Mutual of America. Security transactions for the Company's portfolio are recorded on a trade date basis. Dividend income is recorded when declared. Changes in fair value are included in investment income.

Fair Value

The Company values its investment at fair value. Fair value is an estimate of what the Company would receive upon selling its investment in orderly arms – length transactions. Investments are categorized based on a three-level valuation hierarchy for measurement and disclosure of fair value. The valuation hierarchy is based upon the transparency of inputs used to measure fair value. The three levels are as follows:

Level 1 – quoted prices in active markets for identical securities.

Level 2 – other significant observable inputs (including yield, quality, coupon rate, maturity, issue type, quoted prices for similar securities, etc.).

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of its investment).

At December 31, 2013 management determined that the fair value input for the Company's investment in the Mutual of America Institutional Money Market Fund is considered Level 1. There were no transfers between levels during 2013.

Fee Revenue

The Company has entered into a fee revenue agreement with Mutual of America Capital Management Corporation ("Capital Management"), an affiliated entity, under which the Company receives revenues, which cannot exceed the costs it incurs, in conjunction with its operations as broker dealer for the Mutual of America Institutional Funds. Revenue is recognized as costs are incurred throughout the year.

Estimates by Management

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the recorded amounts as of December 31, 2013. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ["Net Capital Requirements for Brokers or Dealers"] ("the "Rule"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $3,165,688, which was $3,140,688 in excess of its required net capital. The Company had aggregate indebtedness of $80,560 at December 31, 2013; the ratio of aggregate indebtedness to net capital was .03 to 1.

4. RULE 15c3-3 EXEMPTION

Rule 15c3-3 of the Securities Exchange Act of 1934 defines customer protection and mandates reserves, which the broker-dealer must maintain, as well as the proper custody of customers' securities.

The Company is exempt from this Rule because it is an introducing broker-dealer which clears all customers' transactions, on a fully disclosed basis, with a clearing broker, carries no margin accounts, and does not hold funds or securities for, nor owes money or securities to, customers.

5. INCOME TAXES

The Company is included with the Corporation and other subsidiaries in a consolidated federal income tax return and files separate or combined state and local tax returns, as required. In accordance with the Company's tax sharing method, tax expense/benefit is allocated to the members of the group based on each member's relative contribution to the group's overall tax position on a consolidated basis. Tax attributes utilized on a consolidated basis are reimbursed to the member that generated the tax benefit. Due from affiliates at December 31 represents Company tax attributes utilized in 2013 and not yet reimbursed.

Generally accepted accounting principles (GAAP) requires the evaluation of tax positions taken in the course of preparing the federal income tax return to determine whether it is "more-likely-than-not" that tax positions taken in the tax return will be ultimately sustained, and, if not, a tax liability and expense is recorded.

The amounts enumerated in the caption "Due from Affiliates" on the Statement of Financial Condition primarily represent current tax settlements due from an affiliate for the utilization of the Company's deferred tax assets under the existing tax sharing arrangement. For purposes of completing the Securities and Exchange Commission (SEC) Form X-17A-5 (Focus Report) these amounts will be classified as a non-allowable asset in the calculation of the Corporation's excess net capital.

As of December 31, 2013, management has evaluated the tax positions taken on the tax returns for all open tax years and has concluded that no tax provision relating to uncertain tax positions is required in the financial statements. Tax returns for the years ended December 31, 2010 through 2013 remain subject to examination by the Internal Revenue Service.

6. RELATED PARTY TRANSACTIONS

Mutual of America has incurred costs in connection with the use of its personnel, property and facilities on behalf of the Company. Mutual of America allocates these costs to the Company each month, and the Company reimburses Mutual of America periodically. During 2013, such costs were $257 thousand.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2014, the date the financial statements were available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require disclosure.